Exhibit 99.1

GH Research to Announce IND Status for GH001

DUBLIN, January 2, 2026 (GLOBE NEWSWIRE) -- GH Research PLC (Nasdaq: GHRS), a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression, today reported that it will provide an update on the status of its Investigational New Drug Application (IND) for GH001 with the U.S. Food and Drug Administration (FDA) and its global pivotal Phase 3 program in treatment-resistant depression (TRD) on Monday, January 5, 2026, at 7.00 a.m. EST.

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. GH Research PLC’s initial focus is on developing its novel and proprietary mebufotenin therapies for the treatment of patients with TRD.

About GH001

Our lead product candidate, GH001, is formulated for mebufotenin administration via a proprietary inhalation approach. Based on the observed clinical activity in our Phase 2b GH001-TRD-201 trial, where the primary endpoint was met with a MADRS reduction from baseline of -15.5 points compared with placebo on Day 8 (p<0.0001), we believe that GH001 has the potential to change the way TRD is treated today.

Investor Relations:

Julie Ryan
GH Research PLC
investors@ghres.com